PRESS RELEASE
CZN-TSX CZICF-OTCBB	July 5, 2007

UNDERGROUND DRILLING AT PRAIRIE CREEK MINE:
FURTHER VEIN AND STRATABOUND MINERALIZATION INTERSECTED

Vancouver - July 5, 2007 - Canadian Zinc Corporation (“TSX-CZN”) is pleased to report drill assay results on the sixth completed section of underground diamond drill holes from the newly established decline tunnel at the Company’s 100% owned Prairie Creek Mine in the Northwest Territories. Drilling has been on-going through the 2006/07winter season.

Previous news releases this year dated January 9, March 5, March 22, April 24 and June 4 reported results from the first five completed sections of drilling, Section 50600N, 50650N, 50700N, 50750N and 50850N from the new underground decline.

Underground Diamond Drill Results from Section 50800N

Assay results have now been received for the ring of seven drill holes completed on Section 50800N. All seven holes on Section 50800N intersected vein mineralization and, in addition, PCU-07-41 also reported an intercept of stratabound type mineralization.

Prairie Creek Composite Underground Drilling Intersections: Section 50800N

Hole Number	From (m)	To (m)	Length (m)	TT (m)	Dip (°W)	Pb%	Zn%	Ag gm/t	Cu%	Type
PCU-07-035	107.40	112.00	4.60	4.19	24	7.85	16.61	176	0.548	V
PCU-07-036	99.88	105.08	5.20	5.14	5	8.21	14.45	131	0.353	V
PCU-07-037	104.32	106.43	2.11	1.99	-18	16.97	26.78	287	0.795	V
PCU-07-038	128.49	130.28	1.79	1.48	-34	2.98	2.77	35	0.062	V
PCU-07-039	164.35	167.34	2.99	2.05	-47	9.89	5.99	112	0.218	V
PCU-07-040	238.00	249.19	11.19	5.17	-62	24.35	7.72	242	0.194	V
PCU-07-041	303.99	305.07	1.08	0.97	-73	9.30	19.95	79	0.028	SB
PCU-07-041	305.07	307.38	2.31	1.03	-73	7.12	1.82	57	0.033	V
V=Vein, SB=Stratabound, TT=estimated true thickness

Vein Mineralization

The 50800N section represents an intermediate section between two previously drilled sections and continues to further detail the vein and stratabound mineralization. The targeted vein-fault structure was successfully intercepted in all holes in the new section 50800N.

An apparent trend, at depth, of increasing high lead/zinc ratios and significant vein widths, indicated in section 50850N which is 50 meters to the north, appears to be confirmed. Evidence of this trend is demonstrated by the intercept in Hole PCU-07-040 where the vein overall graded 24.35% lead, 7.72% zinc and 242 gm/t silver through 11.2 meters of core and contained individual lead values of up to 65.04% over 0.8 meters of core. Actual vein widths are still subject to final interpretation however the sub-vertical nature of the vein continues to be defined. The high lead values also appear to correlate directly with higher silver values.

Stratabound Mineralization

Hole PCU-07-041 also intercepted a continuation of high grade stratabound mineralization (20% zinc and 9.3% lead) within the primary host horizon as previously intercepted in Section 50750N and 50850N. The continuation of stratabound mineralization through all six sections drilled to date is encouraging and indicates further stratabound potential as exploration continues to follow this stratigraphy down dip to the north.

2006/07 Underground Diamond Drilling Program

The 2006/07 underground drill program at the Prairie Creek mine is focused on further defining the Main Zone (Zones 1-3) mineralization in order to upgrade the resource category where previous wide spaced surface diamond drilling has outlined a large inferred mineral resource. The bulk of this drilling is targeted on detailing the vein style mineralization, however, some deeper drilling exploring for additional stratabound mineralization are also included.

MineFill Services Inc. of Vancouver visited the minesite during May and has commenced their assessment report which will compile a new independent NI-43-101 resource calculation for the Prairie Creek Mine. The recent data is now being tabulated and will be brought into a new working model to enable this resource calculation to be completed. The report is targeted to be completed later this summer.

Access to underground drilling has been provided through the establishment of the new decline tunnel which was driven during 2006 from the existing lower level underground workings. The decline reached its targeted length in December 2006 and six new drill stations on 50 metre section lines were established. Results from 41 holes totaling 8,217 meters of coring have been reported within six completed and one partially completed sections. This concludes the Phase One of underground drilling from the decline.

During Phase Two underground exploration the decline tunnel will be extended within the hanging wall of the vein a further 250 meters to establish an additional five drill stations. In preparation for this decline extension underground ventilation, electrical, ground support and equipment are now being upgraded and mining of the decline extension is expected to recommence in mid July 2007 with underground drilling of the next five sections expected to recommence about September 2007.

Quality Assurance / Quality Control

The drill core samples were cut by diamond saw and shipped to Acme Analytical Labs in Vancouver for multi-element assay by ICP-ES analysis. Fire Assay for Ag values >50 gpt is pending. Standards, duplicates and blanks were inserted and included in the analysis. Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com